                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                   REGENCY BANCORP
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (Title of Class of Securities)



                                      75884Q105
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                John M. Eggemeyer, III
                        4370 La Jolla Village Drive, Suite 400
                 San Diego, California  92122  Phone: (619) 546-4966
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)


                                  DECEMBER 31, 1997
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
          following:                                        / /

                                     SCHEDULE 13D

CUSIP No.  75884Q105                                          Page 2 of 12 Pages

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Castle Creek Capital Partners Fund-I, L.P.
     Federal ID No.: 36-4073941

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)   ( )
                                                  (b)   ( )

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
       00 WC

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
     NUMBER OF                       506,000
      SHARES                  ------------------------------------------
   BENEFICIALLY               (8)  SHARED VOTING POWER
     OWNED BY
       EACH                   ------------------------------------------
     REPORTING                (9)  SOLE DISPOSITIVE POWER
      PERSON                         506,000
       WITH                   ------------------------------------------
                              (10) SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       506,000
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  ( )
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       19.0%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
       PN (limited partnership)

                                                              Page 3 of 12 Pages


                            FOOTNOTES TO FACING SHEET FOR
                      CASTLE CREEK CAPITAL PARTNERS FUND-I, L.P.

(1)  Includes 46,000 shares of Common Stock issuable upon exercise of warrants.
(2) Power is exercised through its sole general partner, Castle Creek Capital, L.L.C.
(3) Castle Creek Capital Partners Fund-I, L.P. disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners, including but not limited to the shares beneficially owned by John M. Eggemeyer, III or William J. Ruh.

                                     SCHEDULE 13D

CUSIP No. 75884Q105                                           Page 4 of 12 Pages
------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Castle Creek Capital, L.L.C.
     Federal ID No.: 36-4073477
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)   ( )
                                                  (b)   ( )
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
       00 WC
------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
     NUMBER OF                       506,000 (1)(2)(4)
      SHARES                  ------------------------------------------
   BENEFICIALLY               (8)  SHARED VOTING POWER
     OWNED BY
      EACH                    ------------------------------------------
    REPORTING                 (9)  SOLE DISPOSITIVE POWER
     PERSON                          506,000 (1)(2)(4)
      WITH                    ------------------------------------------
                              (10) SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       506,000 shares of Common Stock (1)(3)(4)
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  (XX)
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       19.0%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
       OO (limited liability company)

                                                              Page 5 of 12 Pages

                            FOOTNOTES TO FACING SHEET FOR
                             CASTLE CREEK CAPITAL, L.L.C.

(1)  Includes 46,000 shares of Common Stock issuable upon exercise of warrants.
(2)  Power is exercised through its controlling member, Eggemeyer Advisory Corp.
(3) Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund-I, L.P.
(4) Castle Creek Capital, L.L.C. disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners, including but not limited to the shares beneficially owned by John M. Eggemeyer, III or William J. Ruh.

                                     SCHEDULE 13D

CUSIP No. 75884Q105                                           Page 6 of 12 Pages
------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Eggemeyer Advisory Corp.
     Federal ID No.: 36-4104569
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)   ( )
                                                  (b)   ( )
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
       00 WC
------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
     NUMBER OF                       506,000 (1)(2)(4)
      SHARES                  ------------------------------------------
   BENEFICIALLY               (8)  SHARED VOTING POWER
     OWNED BY
       EACH                   ------------------------------------------
     REPORTING                (9)  SOLE DISPOSITIVE POWER
      PERSON                         506,000 (1)(2)(4)
       WITH                   ------------------------------------------
                              (10) SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       506,000 shares of Common Stock (1)(3)(4)
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  (XX)
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       19.0%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
       CO

                                                              Page 7 of 12 Pages

                            FOOTNOTES TO FACING SHEET FOR
                               EGGEMEYER ADVISORY CORP.

(1)  Includes 46,000 shares of Common Stock issuable upon exercise of warrants.
(2) Power is exercised through its sole shareholder and president, John M. Eggemeyer, III.
(3) Solely in its capacity as the controlling member of Castle Creek Capital, L.L.C., the sole general partner of Castle Creek Capital Partners Fund-I, L.P.
(4) Eggemeyer Advisory Corp. disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its shareholders, including but not limited to the shares beneficially owned by John M. Eggemeyer, III or William J. Ruh.

                                     SCHEDULE 13D

CUSIP No.      75884Q105                                      Page 8 of 12 Pages
------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John M. Eggemeyer, III
     Federal ID No.: ###-##-####
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)   ( )
                                                  (b)   ( )
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
       PF
------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
------------------------------------------------------------------------------
                              (7)  SOLE VOTING POWER
     NUMBER OF                       31,200  (1)(2)
      SHARES                  ------------------------------------------
   BENEFICIALLY               (8)  SHARED VOTING POWER
     OWNED BY
       EACH                   ------------------------------------------
     REPORTING                (9)  SOLE DISPOSITIVE POWER
      PERSON                         31,200  (1)(2)
       WITH                   ------------------------------------------
                              (10) SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       31,200 shares of Common Stock (1)(2)
------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  (XX)
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       1.2%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
       IN

                                                             Page 9 of 12 Pages

                            FOOTNOTES TO FACING SHEET FOR
                                JOHN M. EGGEMEYER, III

(1) As to 31,200 shares (issuable upon exercise of warrants) of Common Stock, power is exercised as beneficial owner.
(2) John M. Eggemeyer, III, disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by Castle Creek Capital Partners Fund-I, L.P.

                                     SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, no par value, (the "Common Stock") of Regency Bancorp (the "Issuer"). The address of the Issuer's principal executive offices is 7060 North Fresno Street, Fresno, California 93720.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) - (c) The names of the persons filing this statement are:   Castle
Creek Capital Partners Fund-I, L.P., a Delaware limited partnership (the "Partnership"); Castle Creek Capital, L.L.C., a Delaware limited liability company and the sole general partner of the Partnership (the "General Partner"); Eggemeyer Advisory Corp., a Delaware corporation and the controlling member of the General Partner ("EAC"); and John M. Eggemeyer, III, a California resident and the sole shareholder and President of EAC and the President of the General Partner ("Eggemeyer"). The business address for each of the filing persons is 4370 LaJolla Village Drive, Suite 400, San Diego, California 92122.

     (d) and (e)    During the last five years, none of the persons filing this statement has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Eggemeyer is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 31, 1997, the Partnership purchased 460,000 shares of Common Stock at $8.25 per share from the Issuer in a private placement and also received a warrant to purchase 46,000 shares of Common Stock at $10.00 per shares. An aggregate of 460,000 shares of Common Stock were acquired for a total purchase price of $3,795,000. The source of the funds for the Partnership's purchase of these shares was from the Partnership's working capital which was raised from capital contributions by the limited partners of the Partnership.

     On December 31, 1997 Eggemeyer received a warrant from the Issuer to purchase 31,200 shares of Common Stock at $10.00 per share.

                                 Page 10 of 12 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

     The purchase by the Partnership of shares of Common Stock is for investment purposes. However, the Partnership intends to work with the Issuer's Board of Directors and management to assist the Issuer through the refinement of its business strategies and the improvement of its financial performance.

     (a) - (j) None at the present time.

ITEM 5.   INTEREST IS SECURITIES OF ISSUER.

     (a) The Partnership beneficially owns 506,000 shares (including 46,000 shares issuable upon the exercise of warrants) of Common Stock or 19.0% of the Issuer's outstanding Common Stock. Each of the Partnership, the General Partner and EAC disclaims any beneficial interest in any shares of Common Stock owned or controlled directly or indirectly by any of its partners, including but not limited to the shares beneficially owned by Eggemeyer. Eggemeyer beneficially owns directly 31,200 shares (issuable upon exercise of warrants) of Common Stock or 1.2% of the outstanding Common Stock. Eggemeyer disclaims any beneficial interest in any shares of COmmon Stock owned or controlled directly or indirectly by Castle Creek Capital Partners Fund-I, L.P.

     (b) The Partnership has the sole voting and dispositive powers over the 506,000 shares (including 46,000 shares issuable upon the exercise of a warrant) of Common Stock beneficially owned by it, representing approximately 19.0% of the outstanding Common Stock. Such voting and dispositive powers are exercised by the General Partner in its capacity as general partner of the Partnership, which are exercised by EAC as the manager of the General Partner which is in turn exercised by Eggemeyer as the sole stockholder and President of EAC and as President of the General Partner. Eggemeyer has the sole voting and dispositive powers over 31,200 shares (issuable upon exercise of warrants) of Common Stock beneficially owned by him, representing approximately 1.2% of the outstanding Common Stock. Eggemeyer disclaims any beneficial interest in any shars of COmmon Stock owned or controlled directly or indirectly by Castle Creek Capital Partners Fund-I, L.P., except to the extent of his interest in such Fund.

     (c) - (e) Not Applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                 Page 11 of 12 Pages

                                     SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:         January 12, 1998

CASTLE CREEK CAPITAL PARTNERS FUND-I, L.P.

By:  Castle Creek Capital, L.L.C.


     By/s/John M. Eggemeyer, III
       -------------------------------------
       Its President
Its General Partner


CASTLE CREEK CAPITAL, L.L.C.


By/s/John M. Eggemeyer, III
  ------------------------------------------
  Its President

EGGEMEYER ADVISORY CORP.

     By: /s/John M. Eggemeyer, III
        ------------------------------------
          Its President


/s/John M. Eggemeyer, III
--------------------------------------
John M. Eggemeyer, III


                                 Page 12 of 12 Pages